February 24, 2009
[Option Participant]
[Address 1]
[Address 2]
[Option Participant],
Our Board of Directors recently approved a stock option exchange program. The program, which is still subject to shareholder approval, will allow SNI employees and directors to exchange certain out-of-the-money (or “underwater”) stock options for a number of restricted shares. Stock options with exercise prices that are $30.00 or greater will be eligible for the exchange program. Participation in the program will be completely voluntary.
If approved by the shareholders, the program is expected to be implemented within the six-month period following the annual shareholder meeting which is to be held on April 29, 2009. The Board has reserved the right to cancel or postpone the program in its sole discretion if it deems it appropriate.
The company will provide eligible participants with the details of the proposed exchange program, which will be accomplished via a legal tender offer for their eligible options. The proxy statement for our annual meeting of shareholders will also contain information about this proposal solely for the purpose of obtaining shareholder approval, and will not mean that we have commenced this exchange offer.
The attached Q&A provides some further information on this proposed exchange program. In addition, I’ll have more details to share with you after the annual shareholders meeting. The company’s future is bright and I look forward to working together with you as we continue to build this great company.
Sincerely,
Ken Lowe
Chairman, President and Chief Executive Officer

Required Legal Notice
The option exchange described in this letter has not yet commenced. Persons who are eligible to participate in the exchange should read the Tender Offer Statement on Schedule TO and other related materials when they become available because they will contain important information about the exchange offer. The company will file the Tender Offer Statement with the Securities and Exchange Commission (SEC) at the time the exchange begins. You may obtain the Tender Offer Statement and other documents filed by the company with the SEC free of charge from the SEC’s website at www.sec.gov.
In connection with requesting shareholder approval of the proposed exchange, the company is filing a proxy statement with the SEC. Shareholders are urged to read the proxy statement and related materials when they become available before making any decision with respect to voting on approval of the exchange offer.

Scripps Networks Interactive Option Exchange Program
Questions and Answers
1.	How will the exchange program work?

If the program is approved by shareholders, eligible option holders will be permitted to exchange eligible options for restricted shares of the company based upon a specified exchange schedule. The schedule will indicate the number of restricted shares that will be issued for each option exchanged at a given exercise price. Eligible option holders will be allowed to exchange either all of their options or none of their options within each given group of options with the same exercise price. Options not exchanged in the program will remain outstanding with their original terms.

2.	How will the new restricted shares work?

Any new restricted shares issued in exchange for options under the program will have a two-year vesting schedule with 50 percent vesting 12 months following the grant and the remaining 50 percent vesting 24 months following the grant. Restricted shares generally will become taxable upon vesting, and you will be given a choice of alternatives for covering any required tax withholding at the time of vesting.

3.	When will the exchange program begin?

If approved by shareholders, it is anticipated that the exchange program will begin within six months of the shareholder meeting. The Board will determine whether the exchange will occur and the exact time the exchange offer will begin. When the exchange program begins, you will be provided with more detailed information, and you will have 20 business days to elect which options, if any, you choose to exchange.

4.	Who is eligible for the program?

All active employees and directors of Scripps Networks Interactive as of the date the exchange offer begins who hold options with exercise prices at $30.00 and above and who remain active through the completion of the exchange offer will be eligible to participate.

5.	Should I participate in the program?

Each eligible employee and director must make an informed decision whether to participate in the program once all of the information is made available. Neither management nor the Board will make a recommendation regarding the exchange. You may wish to consult with your personal financial advisor. Remember, your decision to participate in the program will be completely voluntary.

6.	When will more information be available on the program?

If the program is approved by shareholders, you will receive additional information following the shareholders meeting and prior to the beginning of the program. If you have questions about the proposed exchange offer you may contact Susan Balsley, Compensation Manager at 513-824-3343.
This Q&A is intended to provide answers to basic questions regarding the proposed exchange offer. Eligible employees and directors will receive specific tender offer details if and when the program begins.